November 18, 2022

Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re: Berry Corporation (bry)
Form 10-K for Fiscal Year Ended December 31, 2021
Form 8-K filed November 2, 2022
File No. 001-38606

Ladies and Gentlemen:

Set forth below are the responses of Berry Corporation (bry) (the “Company,” “we” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 4, 2022, with respect to Form 10-K for Fiscal Year Ended December 31, 2021, File No. 001-38606, filed with the Commission on March 4, 2022 (the “Annual Report”) and Form 8-K, File No. 001-38606, filed with the Commission on November 2, 2022 (the “Current Report”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Form 10-K for Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
How We Plan and Evaluate Operations
Operating Expenses, page 70

1.    We note your use of the measure Operating Expenses and the definition provided on page 70 along with the measure Unhedged Operating Expenses. In addition, we note disclosure in note 1 on page 79 that “We report electricity, transportation and marketing sales separately in our financial statements as revenues in accordance with GAAP. However, these revenues are viewed and used internally in calculating operating expenses which is used to track and analyze the economics of development projects and the efficiency of our hydrocarbon recovery.” Tell us how you considered whether Operating Expenses and Unhedged Operating Expenses are non-GAAP measures.

If these are non-GAAP measures, provide disclosure consistent with Item 10(e) of Regulation S-K. In addition, revise the names of these measures to comply with Item

10(e)(1)(ii)(E) of Regulation S-K and tell us whether they represent non-GAAP measures that substitute individually tailored recognition and measurement methods for those of GAAP per Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

RESPONSE:

The Company respectfully advises the Staff that it does not consider Operating Expenses to be a non-GAAP measure. Instead, our disclosure regarding Operating Expenses was intended to be a narrative summary of the key components of our oil and gas production operations economics, rather than a measure of performance or liquidity. In particular, these measures do not have a directly comparable GAAP equivalent from which they are adjusted. Instead, they are a combination of certain expense and revenue line items from our statement of operations that relate directly to the Company’s Development and Production (“D&P”) segment field operations, as well as the portion of the “cash settlements on derivatives” line related to our gas purchases from our statement of cash flows, which will be set forth in a note to our financial statements in future filings. Since the Company reports both expenses and revenues in electricity generation, transportation and marketing, this calculation allows the Company to consider these components on a net basis in assessing the economics of field operations in relation to production. Management uses the net total of these field non-oil and gas revenues, together with field expenses and cash settlements on derivatives for our gas purchases, as an overall cost efficiency subtotal to measure our controllable net costs separate from our oil and gas revenues that are solely market-based. We believe that this data is also useful for investors in understanding our controllable net costs. Management also uses Operating Expenses as a factor in setting performance metrics for our field employees.

The Company acknowledges the Staff’s reference to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and respectfully advises the Staff that Operating Expenses does not substitute individually tailored recognition and measurement methods for those of GAAP; each component of Operating Expenses is calculated in accordance with GAAP and has not been individually tailored to accelerate or adjust revenue recognition or measurement methods. Since we do not view Operating Expenses as a non-GAAP measure, we respectfully advise the Staff that we do not believe disclosure consistent with Item 10(e) is required. With respect to the term Unhedged Operating Expenses, the Company respectfully advises the Staff that it does not intend to use the term or measure Unhedged Operating Expenses in future filings and earnings releases.

The Company also advises the Staff that we will change the name “Operating Expenses” to “Field Operating Results, net” in future filings and earnings releases to more clearly reflect the components of this measure. In addition, to help investors better understand the components of this measure, we plan to include a table in substantially the form set forth below that includes the components of Field Operating Results, net:

	Three Months Ended			Year-Ended
	September 30, 2022	June 30, 2022	September 30, 2021	December 31, 2021	December 31, 2020
	($ in thousands except per boe amounts)
Field operating results - expenses
Lease operating expenses	$79,141	$72,455	$60,930	$236,048	$186,348
Electricity generation expenses	6,055	6,122	7,128	23,148	16,608
Transportation expenses	1,277	1,108	1,806	6,897	6,938
Marketing expenses	—	—	715	3,811	1,380
Total field operating results - expenses	86,473	79,685	70,579	269,904	211,274

Field operating results - revenues
Electricity sales	(9,711)	(7,419)	(12,371)	(35,636)	(25,813)
Transportation sales	(277)	(120)	(117)	(477)	(150)
Marketing revenues	—	—	(732)	(3,921)	(1,426)
Total field operating results - revenues	(9,988)	(7,539)	(13,220)	(40,034)	(27,389)

Cash settlements for gas hedge purchases	(13,785)	(10,188)	(14,095)	(50,897)	9,298

Total field operating results, net	$62,700	$61,958	$43,264	$178,973	$193,183

Total production mboe	2,369	2,386	2,519	10,004	10,435
Total field operating results, net $/boe	$26.46	$25.97	$17.18	$17.89	$18.51

2.    With your response to the preceding comment, please explain whether unhedged lease operating expenses, unhedged fuel purchase price, and unhedged fuel cost as disclosed in your September 30, 2022 Form 10-Q are non-GAAP measures for which the disclosures per Item 10(e) of Regulation S-K should be provided.

RESPONSE:

The Company respectfully advises the Staff that it does not consider the terms unhedged lease operating expenses, unhedged fuel purchase price and unhedged fuel cost to be non-GAAP measures. The use of the word “unhedged” with each of these terms was intended to emphasize that these GAAP costs do not include the effect of any hedging activities. We will not include the word “unhedged” with these terms in future filings and earnings releases.

Certain Operating and Financial Information
Summary by Area, page 76

3.    We note your presentation by area of Operating Income (Loss) and the disclosure in note 1 explaining how the amounts are derived. Please tell us whether this is a non-GAAP measure for which disclosure pursuant to Item 10(e) of Regulation S-K should be provided.

RESPONSE:

The Company acknowledges that Operating Income (Loss), as presented in our presentation by area, is a non-GAAP measure. We believe this presentation provided useful insights about our oil and gas operations by geography when we previously operated in three states, one of which solely produced natural gas. However, we believe that this measure is less useful since we divested our Colorado operations in January 2022 and now operate in two states and produce predominantly oil. We plan to remove the Summary by Area table, including Operating Income (Loss), in future filings and earnings releases. We intend to continue to present production by state information as there are different pricing and regulatory tax regimes in place for each state.

Non-GAAP Financial Measures, page 91

4.    It appears that your disclosure as to why the measures Adjusted Net Income (Loss) and Adjusted General and Administrative Expenses are useful to investors is general in nature. Please revise your disclosure to explain in greater detail the reasons why these non-GAAP measures are useful to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment and will explain in greater detail the reasons why Adjusted Net Income (Loss) and Adjusted General and Administrative Expenses are useful non-GAAP measures to investors in future filings and earnings releases. The proposed additional disclosure would read as follows, with the new disclosures in bold and underlined:

“Adjusted Net Income (Loss) is a supplemental non-GAAP financial measure used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. We define Adjusted Net Income (Loss) as net income (loss) adjusted for derivative gains or losses net of cash received or paid for scheduled derivative settlements, unusual and infrequent items, and the income tax expense or benefit of these adjustments using our effective tax rate. Adjusted Net Income (Loss) excludes the impact of unusual and infrequent items affecting earnings that vary widely and unpredictably, including non-cash items such as derivative gains and losses. This measure is used by management when comparing results period over period. We believe Adjusted Net Income (Loss) is useful to investors because it reflects how management evaluates the Company’s ongoing financial and operating performance from period-to-period after removing certain transactions and activities that affect comparability of the metrics and are not reflective of the Company’s core operations. We believe this also makes it easier for investors to compare our period-to-period results with our peers.”

“Adjusted General and Administrative Expenses is a supplemental non-GAAP financial measure that is used by management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies. We define Adjusted General and Administrative Expenses as general and administrative expenses adjusted for non-cash stock compensation expense and unusual and infrequent costs. Management believes Adjusted General and Administrative Expenses is useful because it allows us to more effectively compare our performance from period to period. We believe Adjusted General and Administrative Expenses is useful to investors because it reflects how management evaluates the Company’s ongoing general and administrative expenses from period-to-period after removing non-cash stock compensation, as well as unusual or infrequent costs that affect comparability of the metrics and are not reflective of the Company’s administrative costs. We believe this also makes it easier for investors to compare our period-to-period results with our peers.”

5.    We note that you have identified certain adjustments to the non-GAAP measures presented in your filing as “Non-recurring.” Please revise your presentation to comply with Item 10(e)(1)(ii)(B) of Regulation S-K and Question 102.03 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

RESPONSE:

The Company acknowledges the Staff’s comment and notes that non-recurring adjustments included in the non-GAAP measures for 2021, solely in the fourth quarter, and 2022, solely in the first quarter, consisted entirely of transaction-related costs associated with our significant acquisition of C&J Well Services, LLC, a new business line and an out of the ordinary acquisition for our company. In 2020, the non-recurring adjustments consisted of COVID-19 pandemic-related costs and a corporate reorganization. In the future, to the extent we have any non-recurring adjustments to non-GAAP measures we will provide detailed disclosures regarding the nature of the adjustments.

6.    Revise your reconciliation from Net Cash Provided by Operating Activities to Adjusted EBITDA to clarify the nature of the adjustment titled “Other changes in operating assets and liabilities.”

RESPONSE:

The Company acknowledges the Staff’s comment and notes that the adjustment for “Other changes in operating assets and liabilities” is primarily related to changes in working capital. For greater clarity, we will revise the reconciliation from Net Cash Provided by Operating Activities to Adjusted EBITDA in future filings and earnings releases, as applicable, to present “Changes in operating assets and liabilities – working capital” as a separate adjustment and to further clarify the nature of the adjustment titled “Other changes in operating assets and liabilities” to the extent such remaining adjustments are material. The reconciliation will be substantially the same as the following, with updates for appropriate periods:

	Three Months Ended			Year-Ended
	September 30, 2022	June 30, 2022	September 30, 2021	December 31, 2021	December 31, 2020
	(in thousands)
Adjusted EBITDA reconciliation to net cash provided by operating activities:
Net cash provided by operating activities	$95,762	$111,242	$22,399	$122,488	$196,529
Add (Subtract):
Cash interest payments	14,493	449	14,189	29,211	29,962
Cash income tax payments	321	2,484	294	699	222
Non-recurring costs(1)	—	—	705	2,735	6,026
Changes in operating assets and liabilities - working capital	(14,151)	(4,058)	21,597	53,425	10,993
Other operating expenses (income), net (noncash portion)	556	(370)	140	3,588	698
Adjusted EBITDA	$96,981	$109,747	$59,324	$212,146	$244,430
__________
(1)    Non-recurring costs include legal and professional service expenses related to acquisition and divestiture activity for the fourth quarter of 2021 and the first quarter of 2022 and COVID-19 pandemic-related costs and a corporate reorganization for 2020.

7.    We note that you use Levered Free Cash Flow "to plan capital allocation to sustain production levels and for internal growth opportunities, as well as hedging needs" and to assess "[y]our financial performance and [y]our ability to generate excess cash from operations to service debt, pay fixed dividends and accelerate [y]our asset retirement activity." Please revise your description of this measure as it appears to imply that Levered Free Cash Flow represents the residual cash flow available for discretionary expenditures. Refer to Question 102.07 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE:

The Company acknowledges the Staff’s comment and notes that, in connection with the implementation of our shareholder return model in the first quarter of 2022, the Company discontinued the use of “Levered Free Cash Flow” as presented in our Annual Report on Form 10-K for the year ended December 31, 2021, and transitioned to Discretionary Free Cash Flow, which we presented in our Quarterly Reports on Form 10-Q throughout 2022. Our presentation of Discretionary Free Cash Flow, including with respect to Question 102.07 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, is discussed in our response to the Comment 13 below.

8.    We note your reconciliation from Net Income (Loss) to Adjusted Net Income and your adjustment for “Income tax expense of adjustments at effective tax rate.” Please clarify how the tax impact was calculated for each period presented. In addition, explain the nature of the adjustment for "discrete income tax items." As part of your response, tell us how the adjustments to this non-GAAP measure for the effects of income taxes are consistent with Question 102.11 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE:

The Company acknowledges the Staff’s comment and will expand the disclosures of the tax impact of Adjusted Net Income (Loss) in its future filings and earnings releases as set forth in the table below and will expand its discussion of tax adjustments as shown in footnotes (1) and (2) to the table below and in the description immediately following this paragraph. With respect to Question 102.11 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, the Company notes that the “Total adjustments before tax” line and each component of this total are presented before any tax effects and “income tax benefit (expense) adjustments” are presented in one separate line as the income tax effect on “Total adjustments before tax”.

“In the reconciliation of Adjusted Net Income to GAAP Net Income (Loss), the Company determined the income tax impact on the “Total adjustments before tax”, not each adjustment, using the relevant effective tax rate by calculating our estimated annual effective tax rate on pre-tax income and applying it to the total adjustments applied to GAAP net income (loss), after giving effect to discrete income tax items. Any discrete income tax items are separate adjustments. The discrete income tax item in 2020 related to the valuation allowance recorded that year and in 2021 the discrete item related to tax provision true-ups based on the tax return filed for the prior year. The effective tax rates used in each case included the impact of current and deferred income taxes.”

	Three Months Ended			Year-Ended
	September 30, 2022	June 30, 2022	September 30, 2021	December 31, 2021	December 31, 2020
	(in thousands)
Adjusted Net Income (Loss) reconciliation to net income (loss):
Net income	$191,660	$43,354	$9,836	$(15,542)	$(262,895)
Add: discrete income tax items(1)	—	—	—	581	61,030

Adjustments - Add (Subtract):
(Gains) losses on derivatives	(143,221)	51,319	15,885	117,822	(116,746)
Net cash (paid) received for scheduled derivative settlements	(14,739)	(37,628)	(17,622)	(87,625)	142,292
Other operating expenses	623	353	3,986	3,101	5,781
Impairment of oil and gas properties	—	—	—	—	289,085
Non-recurring costs(2)	—	—	705	2,735	6,026
Total adjustments before tax	(157,337)	14,044	2,954	36,033	326,438

Income tax benefit (expense) of adjustments(3)	11,192	(4,262)	(1,254)	—	(79,757)
Adjusted Net Income (Loss)	$45,515	$53,136	$11,536	$21,072	$44,816
__________
(1)    The discrete income tax item in 2021 related to tax provision true-ups based on the tax return filed for the prior year. In 2020 the discrete income tax item relates to the valuation allowance recorded that year. Any discrete income tax items are separate adjustments which do not require further tax effects.
(2)    Non-recurring costs include legal and professional service expenses related to acquisition and divestiture activity for the fourth quarter of 2021 and the first quarter of 2022 and COVID-19 pandemic-related costs and a corporate reorganization for 2020.

(3)    The Company determined the income tax impact on the “Total adjustments before tax”, using the relevant effective tax rate by calculating our estimated annual effective tax rate on pre-tax income and applying it to the total adjustments applied to GAAP net income (loss), after giving effect to discrete income tax items. The effective tax rates used in each case included the impact of current and deferred income taxes.

9.    Please provide a reconciliation of Basic and Diluted EPS on Adjusted Net Income to GAAP Net Income (Loss) per share. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

RESPONSE:

The Company acknowledges the Staff’s comment and will include a reconciliation of Basic and Diluted shares for Adjusted Net Income (Loss) in its future filings and earnings releases, as applicable. The reconciliation will be substantially in the following form, with updates for appropriate periods:

	Three Months Ended			Year-Ended
	September 30, 2022	June 30, 2022	September 30, 2021	December 31, 2021	December 31, 2020
	(in thousands except per share amounts)
Basic EPS - GAAP basis	$2.46	$0.54	$0.12	$(0.19)	$(3.29)
Diluted EPS - GAAP basis	$2.34	$0.52	$0.12	$(0.19)	$(3.29)

Basic EPS on Adjusted Net Income (Loss)
Adjusted Net Income (Loss)	$45,515	$53,136	$11,536	$21,072	$44,816
Weighted-average shares of common stock outstanding	78,044	79,596	80,242	80,209	79,802
Basic EPS on Adjusted Net Income (Loss)	$0.58	$0.67	$0.14	$0.26	$0.56
Diluted EPS on Adjusted Net Income (Loss)
Adjusted Net Income (Loss)	$45,515	$53,136	$11,536	$21,072	$44,816
Weighted-average shares of common stock outstanding	78,044	79,596	80,242	80,209	79,802
Dilutive effect of potentially dilutive securities	4,001	3,419	2,656	3,287	100
Weighted-average common shares outstanding - diluted	82,045	83,015	82,898	83,496	79,902
Diluted EPS on Adjusted Net Income (Loss)	$0.55	$0.64	$0.14	$0.25	$0.56

Inflation, page 97

10.    Your disclosure notes that elevated inflation may cause you to experience further cost increases for your operations. Please expand this disclosure to clarify the resulting impact to you from inflationary pressures. For example, we note from the disclosure in your September 30, 2022 Form 10-Q that capital expenditures increased partially due to cost inflation in excess of your expectations.

RESPONSE:

The U.S. inflation rate has been steadily increasing since 2021 and throughout much of 2022. The Company, similar to other companies in our industry, has experienced inflationary pressures on our operating costs - namely inflationary pressures have resulted in increases to the costs of our goods, services and personnel, which in turn, have caused our capital expenditures and operating costs to rise. Such inflationary pressures have resulted from supply chain disruptions caused by the COVID pandemic, increased demand, labor shortages and other factors, including the conflict between Russia and the Ukraine which began in late February 2022. We discussed these inflationary pressures and contributing factors in the “Management's Discussion and Analysis of Financial Condition and Results of Operations” section on page 25 of our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022 and on page 30 of our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, as well as in the discussions of various aspects of our operations and results throughout the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in each such report. In late 2022, inflation rates have begun to stabilize and even decrease from the levels experienced earlier in the year. We are unable to accurately predict if such inflationary pressures and contributing factors will continue into 2023.

Such inflationary pressures on our operating costs have, in turn, impacted our cash flows and results of operations. While we are not able to accurately measure with precision the impact of inflation without unreasonable efforts, we have noted an overall increase in costs from our plans throughout 2022, which is due, in part, to inflation. For example, the Company’s full year 2022 capital expenditures, excluding our Well Servicing and Abandonment segment, are expected to be approximately 10% higher than our initial plans. The majority of this increase was due to adjusting our planned California capital program in late 2022 based on the success of recent development activity and newly received drilling permits, as well as incremental funding of additional workovers in Utah. The remainder of this capital expenditure increase was due to cost inflation in excess of our initial expectations. For example, the capital costs for our Utah drilling program are approximately 25% higher than our initial plans. Key components driving these cost increases were steel and service costs which were approximately 65% and 5% to 10% higher than the prior year, respectively. We were able to mitigate a portion of the steel cost inflation by purchasing a significant portion of the steel used in 2022 prior to the most significant inflation impacts. However, our ability to mitigate the effects of inflation vary from project to project and depend on the timing of necessary capital expenditures. In response to the Staff’s comment, in our future periodic filings with the Commission, beginning with our Annual Report on Form 10-K for the year ended December 31, 2022, to the extent we are able to measure such impacts and to the extent inflation remains a material factor in our financial results and planning, we will include appropriate expanded disclosure regarding the historical and expected impacts of inflationary pressures on our cash flows and results of operations.

Form 8-K filed November 2, 2022

Non-GAAP Financial Measures And Reconciliations

11.    Please consider the above comments on non-GAAP measures with regard to the disclosure in this Form 8-K. In addition, revise your disclosure to explain why the non-GAAP measure Adjusted EBITDA Unhedged provides useful information to investors per Item 10(e)(1)(i)(C) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment and confirms that we will make corresponding revisions to non-GAAP disclosures included on Form 8-K in the future. We do not plan to use the non-GAAP measure Adjusted EBITDA Unhedged in future filings or earnings releases.

12.    Revise your disclosure of non-GAAP full-year 2022 guidance to provide disclosure consistent with Item 10(e)(1)(i)(B) of Regulation S-K.

RESPONSE:

The Company acknowledges the Staff’s comment and will add disclosure substantially similar to the following to its future earnings release or other filings which contain forward-looking non-GAAP guidance measures:

“Adjusted General & Administrative (G&A) expenses and Well Servicing and Abandonment Segment Adjusted EBITDA are non-GAAP financial measures, which are provided on a forward-looking basis under the section entitled “Revised Full-Year 2022 Guidance” above. The Company does not provide a reconciliation of these or other non-GAAP forward-looking measures where the Company believes such reconciliation would imply a degree of precision and certainty that could be confusing to investors and is unable to reasonably predict certain items included in or excluded from the GAAP financial measures without unreasonable efforts. This is due to the inherent difficulty of forecasting the timing or amount of various items that have not yet occurred and are out of the Company’s control or cannot be reasonably predicted. Non-GAAP forward-looking measures provided without the most directly comparable GAAP financial measures may vary materially from the corresponding GAAP financial measures.”

13.    You identify Discretionary Free Cash Flow as the primary metric to determine the quarterly variable dividend, but note that it is allocated between dividends, debt repurchases, and “opportunistic growth.” Please revise to more clearly explain how Discretionary Free Cash Flow provides useful information in assessing your financial condition. Note that the name of this measure and its description should not imply that Discretionary Free Cash Flow represents the residual cash flow available for discretionary expenditures per Question 102.07 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. In addition, as you identify “strategic growth” as a competitive advantage, please tell us why this measure is not adjusted for all capital expenditures.

RESPONSE:

The Company acknowledges the Staff’s comment and Question 102.07 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and respectfully advises the Staff that it intends to refer to this measure as “Adjusted Free Cash Flow” in future disclosures and to expand the description of this measure in future filings as set forth below.

In response to the Staff’s questions regarding capital expenditure adjustments to our calculation of Adjusted Free Cash Flow, the Company respectfully advises the Staff that we do not adjust this measure for all capital expenditures because we view maintenance of baseline production in our D&P segment as the core of our business and use this as the foundation for allocating remaining capital between dividends, debt and equity repurchases, sustainability initiatives and strategic business expansion. In our budget and planning process, we allocate capital expenditures to maintain the same volume of annual oil and gas production, which includes all maintenance activities and workovers of existing wells as well as any new wells that may be required to replace production for wells with reduced production. We separately assess whether to invest in strategic growth to increase production by drilling new wells or through acquisitions or to invest in sustainability or other initiatives that are ancillary to our production, relative to otherwise returning additional capital to investors. Any capital expenditures related to this strategic growth budget or ancillary sustainability initiatives would be excluded from maintenance capital for purposes of calculating Adjusted Free Cash Flow since they are not reflective of the cash generated or used by ongoing activities needed to maintain production flat. We did not allocate any of our D&P capital expenditures budget to strategic growth in 2022, so D&P maintenance capital is equal to D&P capital expenditures for the year ended December 31, 2022. As presented in our Quarterly Reports and earnings releases for 2022, we did not adjust for capital expenditures of our Well Servicing and Abandonment and corporate segments as we did not view those expenditures as material to maintenance of baseline production in our D&P segment in 2022. With respect to Well Servicing and Abandonment capital expenditures in the year ended December 31, 2022, substantially all of these expenses were related to sustainability initiatives and were not maintenance expenses with respect to Well Servicing and Abandonment’s operations. With respect to capital expenditures of our Corporate segment, the amounts were relatively immaterial and we did not view these as material to maintenance of our baseline production because this generally relates to purchases made for the administration of the corporation; however, as noted below, we expect to adjust our Adjusted Free Cash Flow calculation for Corporate capital expenditures in the future, subject to certain exceptions.

To provide more clarity regarding the adjustments to our free cash flow calculation and for better comparability among our peers, in future filings and earnings releases, we plan to adjust our calculation of Adjusted Free Cash Flow for all capital expenditures and provide a more detailed explanation of any exclusions, including those in our Well Servicing and Abandonment and Corporate segments, substantially in the form set forth in the table below.

	Three Months Ended		Nine Months Ended
	September 30, 2022	June 30, 2022	September 30, 2022
	(in thousands)
Adjusted Free Cash Flow:
Net cash provided by operating activities(1)	$95,762	$111,242	$255,534
Subtract:
Maintenance capital(2)	(38,312)	(32,134)	(96,883)
Fixed dividends(3)	(4,726)	(4,726)	(14,688)
Adjusted Free Cash Flow	$52,724	$74,382	$143,963
__________
(1)    On a consolidated basis.
(2)    Maintenance capital is the capital required to keep annual production flat, and is calculated as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2022	June 30, 2022	September 30, 2022
	(in thousands)
Consolidated capital expenditures(a)	$(40,817)	$(34,086)	$(102,523)
Excluded items(b)	2,505	1,952	5,640
Maintenance capital	$(38,312)	$(32,134)	$(96,883)
__________
(a)    Capital expenditures on an accrual basis include capitalized overhead and interest and excludes acquisitions and asset retirement spending.
(b)    Comprised of the capital expenditures in our D&P segment that are related to strategic business expansion, such as acquisitions and divestitures of oil and gas properties and any exploration and development activities to increase production beyond the prior year’s annual production volumes and capital expenditures in our Well Servicing and Abandonment and Corporate segments that are related to ancillary sustainability initiatives or other expenditures that are discretionary and unrelated to maintenance of our core business. For the three months ended September 30 and June 30, 2022 and for the nine months ended September 30, 2022, we excluded $1.7 million, $1.0 million and $3.4 million, respectively, of capital expenditures in our Well Servicing and Abandonment segment, which were substantially all used for sustainability initiatives. In these periods, we also excluded $0.8 million, $0.9 million and $2.2 million, respectively, of capital expenditures in our Corporate segment, which we determined were not material to maintenance of baseline production.
(3)    Represents fixed dividends declared which are included in the “Dividends declared on common stock” line in the consolidated statement of stockholders’ equity.

The Company also advises the Staff that it intends to expand the description of Adjusted Free Cash Flow in future filings as follows:

“We define Adjusted Free Cash Flow, which is a non-GAAP financial measure, as cash flow from operations less regular fixed dividends and maintenance capital. Maintenance capital represents the capital expenditures needed to maintain the same volume of annual oil and gas production and is defined as capital expenditures, excluding, when applicable, D&P capital expenditures that are related to strategic business expansion, such as acquisitions and divestitures of oil and gas properties and any exploration and development activities to increase production beyond the prior year’s annual production volumes and capital expenditures in our Well Servicing and Abandonment and Corporate segments that are related to ancillary sustainability initiatives or other expenditures that are discretionary and unrelated to maintenance of our core business. Management believes Adjusted Free Cash Flow may be useful in an investor analysis of our ability to generate cash from operating activities from our existing oil and gas asset base after maintaining the existing production volumes of that asset base to return capital to stockholders, fund further business expansion through acquisitions or investments in our existing asset base to increase production volumes and pay other non-discretionary expenses. Management also uses Adjusted Free Cash Flow as the primary metric to determine the quarterly variable dividend. Under our shareholder return model, we expect to allocate 60% of Adjusted Free Cash Flow to direct shareholder returns, predominantly in the form of cash variable dividends, as well as opportunistic debt repurchases. We expect to use the remaining 40% for opportunistic growth, including from our extensive inventory of drilling opportunities, advancing our short- and long-term sustainability initiatives, share repurchases, capital retention and funding mandatory debt service requirements or other non-discretionary expenditures. Adjusted Free Cash Flow does not represent the total increase or decrease in our cash balance, and it should not be inferred that the entire amount of Adjusted Free Cash Flow is available for variable dividends, debt or share repurchase or other discretionary expenditures, since we have mandatory debt service requirements and other non-discretionary expenditures that are not deducted from this measure.”

* * * * *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Sincerely,

Berry Corporation (bry)

By:	/s/ Cary Baetz
Cary Baetz
Executive Vice President and Chief Financial Officer

Enclosures
cc: Sarah Morgan, Vinson & Elkins L.L.P.